Venerable Insurance and Annuity Company and its Separate Account B
GoldenSelect Access® One Variable Annuity
May 1, 2023, Notice Document

This notice document describes GoldenSelect Access One, a group and individual deferred combination variable and fixed annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account B (the “Separate Account”).  The Contract has not been offered for new sales since September 2003 and this notice document  describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Contract Value to one or more available investment options, which include:
•	Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract; and
•
Fixed interest allocation options, which may have various guaranteed interest periods (“Fixed Interest Options”) See APPENDIX B and APPENDIX C for more information about the Fixed Interest Options that may be available through the Contract.

The full GoldenSelect Access One prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789834&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at https://www.investor.gov/.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission (“SEC”), paper copies of the shareholder reports for the Funds available through your Contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company.  Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action.  You may elect to receive shareholder reports and other communications from the Company electronically by writing to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or calling 1-800 366-0066.

You may elect to receive all future reports in paper free of charge.  You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling us at 1-800-366-0066.  Your election to receive reports in paper will apply to all Funds in which you choose to invest.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document.  Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document.   Other special terms are generally defined in the sections where those terms appear.

Annuity Start Date	The date you start receiving annuity payments under your Contract.
Cash Surrender Value	The amount you receive when you surrender the Contract.
Contract
The legal agreement between the Contract Owner(s) and the Company that governs the terms of the GoldenSelect Access One variable annuity.  The Contract has two phases:
• The accumulation phase (the period between the Contract Date and the Annuity Start Date) during which the Contract Value may vary according to the investment experience of the Subaccounts of the Separate Account; and
• The income phase (which begins on the Annuity Start Date) during which you receive regular annuity payments from the Contract.

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Contract Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Interest Options available through the Contract.
Contract Year	The time period between each anniversary of the Contract Date.
Death Benefit
The amount paid to your designated beneficiaries upon your death.  The Death Benefit under the Contract is the greatest of (i) your contract value prior to death; (ii) total premium payments reduced by a pro-rata adjustment for any withdrawal; and (iii) the Cash Surrender Value.

Fixed Interest Options
Investment options that earn a stated amount of interest for a specified period of time (until its maturity date).  A withdrawal from a Fixed Interest Option more than 30 days before its maturity date may be subject to Market Value Adjustment.

Funds	The underlying mutual funds in which the Subaccounts invest.
Market Value Adjustment	An adjustment to the Contract Value for transfers or withdrawals from a Fixed Interest Option more than 30 days from its maturity date. The adjustment may be positive, negative or have no effect.
Separate Account
Separate Account B, which is separate investment account of the Company that supports the Contract.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”).  We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

2

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or benefits since the date of your most recent prospectus, as subsequently supplemented.

KEY INFORMATION

Important information you should consider about the Contract:
FEES AND EXPENSES
Charges for Early Withdrawals	We do not deduct any surrender charges for withdrawals or upon surrender of the Contract. See “CHARGES AND FEES” “No Surrender Charge” in the full prospectus, as supplemented, for more information.
Transaction Charges
There may be an additional charge if:
• You transfer Contract Value between Subaccounts; or
• State or local premium taxes become due.
See “CHARGES AND FEES” “Charges Deducted from the Contract Value” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses (annual amounts)
Minimum and Maximum Annual Fee Table.  The table below describes the lowest and highest current fees and expenses that you may pay each year, depending on the options you choose.   Refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract	0.50%[1]	0.50%[1]
	Investment options (Fund fees and expenses)	0.52%[2]	1.51%[2]
See CHARGES AND FEES” “Charges Deducted from the Subaccounts” in the full prospectus, as supplemented, for more information.
Because your Contract is customizable, the choices you make affect how much you will pay.   To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.   This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost: $930	Highest Annual Cost: $1,758
Assumes:
• Investment of $100,000;
• 5% annual appreciation;
• Least expensive Contract and Fund fees and expenses;
• No sales charges; and
• No additional purchase payments, transfers, or withdrawals.
Assumes: • Investment of $100,000; • 5% annual appreciation; • Most expensive Contract and Fund fees and expenses; • No sales charges; and • No additional purchase payments, transfers, or withdrawals.

1
As a percentage of Account Value in each Subaccount.  This fee includes the Mortality and Expense Risk Charge and the Asset Based Administrative Charge as described in the Contract and in prior prospectuses.  Refer to your Contract schedule pages for the fees and charges that apply to your Contract.

2	As a percentage of Fund assets. These figures reflect the minimum and maximum Fund fees and expense before any expense reimbursements or fee waiver arrangements.
3

RISKS See “Purchase and Availability of the Contract” in the full prospectus, as supplemented, for more information.
Risk of Loss	You can lose money investing in the Contract, including loss of principal.
Not a Short-Term Investment
The Contract is not a short-term investment and is not appropriate if you cannot risk getting back less money than you invest in it.

A Market Value Adjustment may also apply for withdrawals or surrenders from the Fixed Interest Options before the end of its guaranteed interest period.   The benefits of tax deferral also mean the Contract is more beneficial to investors with a long-term investment time horizon.

Risks Associated with the Investment Options
An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund and Fixed Interest Option has its own unique risks, and you should review information about each investment option, including the Fund prospectuses, before making an investment decision.

Insurance Company Risks
Any obligations, guarantees, and benefits of the Contract, including those related to any Fixed Interest Option, are subject to the financial strength and claims paying ability of the Company.   If the Company experiences financial distress, it may not be able to meet its obligations to you.   More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

Cyber-Security Risks.
Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks.  These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks.  In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value.  For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage.  Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value.  There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

4

RESTRICTIONS
Investment Options
There may be a $25 charge for each transfer between Subaccounts after the first 12 in a Contract Year.  See “Charges Deducted from the Contract Value” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract.   Additionally, we may restrict or limit the Guaranteed Interest Periods that are available under the Fixed Interest Options.  See “Addition, Deletion or Substitution of Subaccounts and Other Changes” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers.  We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges.   We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy.  See “TRANSFERS AMONG YOUR INVESTMENTS” “Limits on Frequent or Disruptive Transfers” in the full prospectus, as supplemented, for more information.

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, or more information.
Tax Implications
You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59 ½.

CONFLICTS OF INTEREST See “Selling the Contract” in the full prospectus, as supplemented, for more information.
Investment Professional Compensation
Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm.  This compensation is not paid directly by Contract Owners or the Separate Account.  This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Exchanges
Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own.   You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

5

APPENDIX A - FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789834&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge.  Expenses would be higher and performance would be lower if these other charges were included.  Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance.  You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Contract Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.85%	-5.11%	4.54%	6.60%
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.40%	1.34%	0.94%	0.53%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.73%	-12.52%	1.59%	3.27%

1
Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

A-1

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%	-19.23%	7.75%	11.65%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	Voya Index Plus MidCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%	-14.51%	4.98%	9.35%
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	Voya Index Plus SmallCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%	-14.20%	4.18%	9.46%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%	-14.68%	-0.27%	1.36%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.97%	-9.07%	-0.11%	2.89%

A-2

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.94%	-15.03%	0.88%	3.81%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.27%	-30.97%	6.64%	11.09%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.01%	-16.71%	4.22%	6.54%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.	Voya Retirement Moderate Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.97%	-16.30%	3.94%	5.98%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Moderate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.94%	-15.17%	3.02%	4.58%

A-3

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya RussellTM Large Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.68%	-30.21%	10.96%	14.08%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTM Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%	-20.26%	9.22%	12.25%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya RussellTM Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.60%	-5.71%	6.50%	9.75%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%	-27.16%	6.92%	10.69%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.	Voya RussellTM Small Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.70%	-20.89%	3.54%	8.49%
Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.	Voya Small Company Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Sub-Sub-Adviser: Voya Investment Management (UK) Limited	(Class S) 1.11%	-16.86%	2.41%	8.42%

A-4

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg U.S. Aggregate Bond Index.	Voya U.S. Bond Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%	-13.37%	-0.52%	0.48%
Seeks total return.	Voya U.S. Stock Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.51%	-18.50%	8.88%	12.00%
Seeks total return including capital appreciation and current income.	VY® CBRE Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class S) 0.93%	-27.14%	4.14%	6.24%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.89%	-7.83%	5.33%	8.12%
Seeks capital appreciation.	VY® Invesco Global Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 1.05%	-32.10%	2.55%	7.58%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.86%	-5.84%	6.14%	10.16%
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class S) 1.46%	-26.11%	-0.56%	2.32%

A-5

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
A non-diversified Portfolio that seeks long-term capital appreciation.	VY® Morgan Stanley Global Franchise Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Morgan Stanley Investment Management Inc.	(Class S) 1.20%	-17.58%	7.63%	9.74%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	VY® T. Rowe Price Capital Appreciation Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class S) 0.89%	-12.18%	8.92%	10.64%

A-6

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Contract Value.  Contract Owners who have value in any of the closed Funds may leave their Contract Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES[1]	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2022)
			1 Year	5 Year	10 Year
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	-4.94%	0.59%	0.74%

A-7

APPENDIX B – FIXED ACCOUNT I

Fixed Account I (“Fixed Account”) is an optional Fixed Interest Option offered during the accumulation phase of your variable annuity
Contract. The Fixed Account, which is a segregated asset account within the Company’s general account, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Option(s)). We will credit your Fixed Interest Option(s) with a fixed rate of interest.  We currently offer Fixed Interest Options with guaranteed interest periods that may vary by maturity, state of issue and rate. In addition, we may offer dollar cost averaging Fixed Interest Options, which are six-month and one-year Fixed Interest Options available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all Contracts or in all states and the rates for a given guaranteed interest period may vary among Contracts. We set the interest rates periodically. We may credit a different interest rate for each guaranteed interest period. The interest you earn in the Fixed Account as well as your principal is guaranteed by the Company, as long as you do not take your money out before the maturity date for the applicable guaranteed interest period. If you take your money out from a Fixed Interest Option more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your Contract Value and/or the amount you take out.

For Contracts sold in some states, not all Fixed Interest Options are available. You have a right to return your Contract for a refund as described in the Contract prospectus.

The Fixed Account

You may allocate premium payments and transfer your Contract Value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the Contract prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Option for the guaranteed interest period you select. We will credit your Fixed Interest Option with a guaranteed interest rate for the guaranteed interest period you select, so long as you do not withdraw money from that Fixed Interest Option before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date which is the last day of the month in which the guaranteed interest period is scheduled to expire.

Your Contract Value in the Fixed Account is the sum of your Fixed Interest Options and the interest credited as adjusted for any withdrawals, transfers, or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Option will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of Contract Value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer, or annuitize your investment in a Fixed Interest Option more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer, or annuitize, depending on current interest rates at the time of the transaction.

Guaranteed Interest Rates

Each Fixed Interest Option will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates.

B-1

Transfers from a Fixed Interest Option

You may transfer your Contract Value in a Fixed Interest Option to one or more new Fixed Interest Options with new guaranteed interest periods or to any of the Subaccounts of the Separate Account as described in the Contract prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Option is $100. Transfers from a Fixed Interest Option may be subject to a Market Value Adjustment. If you have a special Fixed Interest Option that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire Contract Value in such Fixed Interest Option to the Voya Government Liquid Assets Portfolio, and such a transfer will be subject to a Market Value
Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Options during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Option

During the accumulation phase, you may withdraw a portion of your Contract Value in any Fixed Interest Option. You may make systematic withdrawals of only the interest earned during the prior month, quarter, or year, depending on the frequency chosen, from a Fixed Interest Option under our systematic withdrawal option. A withdrawal from a Fixed Interest Option may be subject to a Market Value Adjustment. Be aware that withdrawals may have federal income tax consequences, including a 10% additional tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Options during the period while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase, or have no effect on your Contract Value. We will apply a Market Value Adjustment:
•
Whenever you withdraw or transfer money from a Fixed Interest Option (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program); and

•	If on the Annuity Start Date a guaranteed interest period for any Fixed Interest Option does not end on or within 30 days of the Annuity Start Date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your Contract Value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your Contract Value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Option, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred, or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized (hereinafter referred to as a “Withdrawal”) in order to provide the amount requested.

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Effective February 13, 2018 (the “Effective Date”), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Fixed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Fixed Account so that any such Market Value Adjustments will not cause your applicable Fixed Account value to be less than the following “Floor Guarantee”:
•
100% of premiums or other amounts allocated to the Fixed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate (“GMIR”) applicable to the Fixed Account and (ii) 1.5%; minus

•	The amount of any Withdrawals from the Fixed Account (before applying any positive or negative Market Value Adjustments); minus
•	Any applicable surrender charges.

If your Fixed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Fixed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Option will be considered separately, meaning that amounts allocated to the Fixed Account at different points in time, and earning different rates of interest for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Option.

Additionally, on the Effective Date the GMIR for the Fixed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%. As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective
Date interests in the Fixed Account are no longer securities registered under the Securities Act of 1933.

Contract Value in the Fixed Interest Options

On the Contract Date, the Contract Value in any Fixed Interest Option in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Option. On each business day after the Contract Date, we calculate the amount of Contract Value in each Fixed Interest Option as follows:
(1)	We take the Contract Value in the Fixed Interest Option at the end of the preceding business day;
(2)	We credit a daily rate of interest on (1) at the guaranteed rate since the preceding business day;
(3)	We add (1) and (2);
(4)	We subtract from (3) any transfers from that Fixed Interest Option; and
(5)	We subtract from (4) any withdrawals, and then subtract any Contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Option. The Contract Value on the date of allocation will be the amount allocated. Several examples which illustrate how the Market Value Adjustment works, including the Floor Guarantee, are included below at the end of this Appendix.

Cash Surrender Value

The Cash Surrender Value is the amount you receive when you surrender the Contract. The Cash Surrender Value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Options, any Market Value Adjustment. We guarantee the Cash Surrender Value of amounts allocated to the Fixed Account will never be less than the Floor Guarantee. On any date during the accumulation phase, we calculate the Cash Surrender Value as follows: we start with your Contract Value, then we adjust for any Market Value Adjustment, and then we deduct any charge for premium taxes, the annual Contract administrative fee (unless waived), and any optional benefit rider charge, and any other charges incurred but not yet deducted.

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Dollar Cost Averaging from Fixed Interest Options

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Options or Fund Subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to Subaccounts each month, more units of a Subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each Contract Year.

Transfers from a Fixed Interest Option under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional Fixed Interest Options to the dollar cost averaging program or withdraw any Fixed Interest Option from the dollar cost averaging program, or otherwise modify, suspend, or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments
We have the right to delay payment of amounts from a Fixed Interest Option for up to six months.

Market Value Adjustment Examples with Application of the Floor Guarantee
The following examples show the application of the Floor Guarantee in relation to any negative MVA on Withdrawals from the Fixed Account.

Assumptions used for Examples #1 and #2:
•	On May 15, 2000, $200,000 is invested in the Fixed Account with a guaranteed interest period of 10 years;
•	On the Maturity Date, the full amount invested in the Fixed Account is renewed into another 10 year guaranteed interest period;
•	A Withdrawal request is made on March 30, 2018, when the Fixed Account value is $350,000;
•	No prior Withdrawals affecting the Fixed Account have been taken;
•	A 3% GMIR applies to the Fixed Account under the Contract;
•	A 10% negative MVA would normally apply to full Withdrawal absent the Floor Guarantee; and
•	Any applicable surrender charges are not applied.

Example #1: Full Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Fixed Account value after the MVA(without the Floor Guarantee).

In this example, the Fixed Account value ($350,000) after application of the -10% MVA (-$35,000) equals $315,000.

Step 2: Calculate the Floor Guarantee.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). The Floor Guarantee on the date of the Withdrawal as a result of this calculation equals $339,330.

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Step 3: Compare the result from Step 1 (the Fixed Account value after the MVA) to the result from Step 2 (the Floor Guarantee).

The amount paid will be the greater of:
•	The calculated Fixed Account value after application of the MVA; and
•	The Floor Guarantee.

Consequently, in this example the amount paid as a result of the full Withdrawal request is the Floor Guarantee amount of $339,330. The Floor Guarantee limits the amount of the MVA actually assessed, which is effectively -3.05% (the “Effective MVA”) instead of the normal -10%.

The Effective MVA may limit the MVA calculated under the Contract to ensure that upon full Withdrawal the net proceeds do not fall below the Floor Guarantee. The Effective MVA is calculated as follows [Floor Guarantee ÷ Fixed Account value]-1. Therefore, in this example the Effective MVA calculation is [$339,330 ÷ $350,000] – 1 = -3.05%.

Example #2: $100,000 Partial Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Effective MVA as if a full Withdrawal were being taken (see Example #1).

In this example, the Fixed Account value ($350,000) after application of the -10% MVA (-$35,000) equals $315,000.  The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). As a result of this calculation, the Floor Guarantee on the date of the Withdrawal equals $339,330.

Because the Floor Guarantee ($339,330) exceeds the Fixed Account value after application of the negative MVA, but does not exceed the total Fixed Account value immediately prior to the Withdrawal, the Fixed Account value ($350,000) is adjusted to equal the amount of the Floor Guarantee. In this example, the Fixed Account value is reduced by -3.05%, which is the Effective MVA actually assessed instead of the normal -10%.

Step 2: Apply the Effective MVA to the amount withdrawn as a consequence of the partial Withdrawal request.

A partial Withdrawal request for $100,000 will result in a reduction of the Fixed Account value equal to the amount requested plus the amount needed to cover the Effective MVA of -3.05%. The total amount withdrawn is calculated as we normally do, except that used: [Withdrawal amount requested] ÷ [1 + (Effective MVA%)]. Therefore, in this example the total amount withdrawn is: [$100,000] ÷ [1 + (-3.05%)] = $103,145.

Step 3: Calculate the new Fixed Account value after the partial Withdrawal and the Effective MVA

In this example, the Fixed Account value ($350,000) after the $100,000 partial Withdrawal and application of the -3.05% Effective MVA (-$3,145) equals $246,855.

Step 4: Calculate the new Floor Guarantee after the partial Withdrawal.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). The Floor Guarantee immediately prior to the Withdrawal as a result of this calculation equals $339,330. This amount is reduced by the $100,000 partial Withdrawal (without taking into account the negative Effective MVA), and the Floor Guarantee after the partial Withdrawal equals $239,330.

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Assumptions used for Example #3:
•	On May 15, 2000, $200,000 is invested in the Fixed Account with a guaranteed interest period of 10 years;
•	On the Maturity Date, a partial Withdrawal of $90,000 is taken
•	The full amount invested in the Fixed Account less the aforementioned $90,000 Withdrawal is renewed into another 10 year guaranteed interest period;
•	A $100,000 partial Withdrawal request is made on March 30, 2018, when the Fixed Account value is $150,000;
•	A 0% GMIR applies to the Fixed Account under the Contract;
•	A 10% negative MVA would normally apply to full Withdrawal absent the Floor Guarantee; and
•	Any applicable surrender charges are not applied.

Example #3: Partial Withdrawal with a negative MVA limited by the Floor Guarantee
Step 1: Calculate the Effective MVA as if a full Withdrawal were being taken.
In this example, the Fixed Account value on the date of the second Withdrawal ($150,000) after application of the -10% MVA (-$15,000)
equals $135,000.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Fixed Account with 1.5% interest annually (because the GMIR under the Contract is less than 1.5%). On May 15, 2010, the Floor Guarantee is equal to $232,127. On this date, $90,000 is withdrawn and the new Floor Guarantee is $142,127, which will continue to accrue 1.5% interest annually. As a result of this calculation, the Floor Guarantee on the date of the second Withdrawal equals $159,818.

Because the Floor Guarantee ($159,818) exceeds the Fixed Account value after application of the negative MVA and also exceeds the Fixed Account value immediately prior to the Withdrawal, the Fixed Account value is reset to equal the amount of the Floor Guarantee (here, $159,818). Because the Floor Guarantee and Fixed Account value are equal, the Effective MVA actually assessed is 0% instead of the normal -10%.

Step 2: Apply the Effective MVA to the amount withdrawn as a consequence of the partial Withdrawal request.

A partial Withdrawal request for $100,000 will result in a reduction of the Fixed Account value equal to the amount requested ($100,000). No negative MVA is assessed because the Effective MVA is 0%.

Step 3: Calculate the new Fixed Account value after the partial Withdrawal and the Effective MVA.

In this example, the Fixed Account value ($159,818) after the $100,000 partial Withdrawal equals $59,818.

Step 4: Calculate the new Floor Guarantee after the partial Withdrawal.

Based on the calculation above, the Floor Guarantee immediately prior to the Withdrawal equals $159,818. When this amount is reduced by the $100,000 partial Withdrawal, the Floor Guarantee is the same as the Fixed Account value after the partial Withdrawal and application of the 0% Effective MVA, $59,818.

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APPENDIX C – Fixed Interest Division
A Fixed Interest Division option is available through certain group and individual deferred variable annuity contracts offered by the Company. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.  Except in a few states, the Fixed Interest Division is closed to new investments.
Where available, interests in the Fixed Interest Division are offered through an Offering Brochure, which has more complete information. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division. The Fixed Interest Division is different from the Guaranteed Account, which is described in Appendix B and which may not be available in your state. If you are unsure whether the Fixed Interest Division is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Guaranteed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full GoldenSelect Access One prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789834&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

GoldenSelect Access One, Contract I.D.C00002517	May 1, 2023